December 19, 2008

Via EDGAR and Fax

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attn: Mr. Mark Kronforst

RE:	4Kids Entertainment, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 17, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 10, 2008
File No. 001-16117

Ladies and Gentlemen:

4Kids Entertainment, Inc. (the “Company” or “4Kids”) is responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated December 5, 2008 from Mr. Mark Kronforst of the Commission to Alfred R. Kahn of the Company relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2007 and Form 10-Q for Fiscal Quarter Ended September 30, 2008. The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. The Company has included below a copy of the comment to which it is responding.

Additionally, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 17

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1.

Comment: We note that you provide several useful bullet points discussing the reasons for revenue changes by operating segment. However, readers are unable to determine the relative impact of any particular reason cited because you have not provided any quantification. Please confirm to us that you will quantify such factors to the extent practicable in future filings. Refer to Section III.D of SEC Release 33-6835.

Response: We confirm that we will quantify such factors to the extent practicable in our future filings.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 8. Revenues/Major Customers, page F-17

2.

Comment: Describe to us the nature and terms of your licensing arrangements with Microsoft and Konami. Also, tell us how you considered whether to file these as exhibits. Refer to Item 601 of Regulation S-K.

Response: The Company is in the business of, among other things, licensing merchandising rights to children’s television series, programming and obtaining advertising revenue from the broadcast of children’s television series, and producing and adapting animated and live action television programs for various markets.

Under the Company’s exclusive representation agreements with Microsoft, the Company (i) has obtained the exclusive representation rights for all broadcast, home video, music and merchandise licensing rights for the ‘Viva Piñata’ property and the merchandise licensing rights for the ‘Xbox 360’ property, (ii) creates productions for the ‘Viva Piñata’ property and (iii) sells to Microsoft advertising time relating to commercials aired on the Company’s programming blocks. Konami, a distributor of video games and trading cards, is currently a licensee of several of the Company’s properties pursuant to separate agreements relating to each of such licensed properties. Additionally, Konami purchases advertising time relating to commercials aired on the Company’s programming blocks from time to time under separate arrangements.

Item 601(b)(10)(i) of Regulation S-K requires that every contract not made in the ordinary course of business, which is material to the registrant, be filed as an exhibit to the appropriate Report specified under the Rule. Item 601(b)(10)(ii) of the Regulation S-K provides that if a contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance:

1.

Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price;

2.

Any contract upon which the registrant's business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant's business depends to a material extent;

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3.	Any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis; or
4.	Any material lease under which a part of the property described in the registration statement or report is held by the registrant.

The Company’s agreements with Microsoft and Konami (collectively, the “Agreements”) are agreements entered into in the ordinary course of the Company’s business. The Company’s principal business activities include the licensing of properties, the production of television programming and the sale of commercial time during the Company’s leased children’s programming blocks. Therefore, the Company is not required to file the Agreements since they are entered into in the ordinary course of business and since they do not fall within any of the exceptions set forth in Item 601(b)(10)(ii)(A)-(D) of Regulation S-K noted above.

More specifically, the Company’s business is not “substantially dependent” on the arrangements with any particular licensee, such as Konami, to sell a property and any related product category because the Company relies on revenues from multiple licensees available for all categories of licensed products produced in respect of the numerous properties for which the Company serves as licensing agent. The loss of one or more of such licensees would not affect or require the Company to fundamentally alter the nature or structure of the Company’s business operations. The Company is continuously negotiating, entering into and modifying its relationships with licensees with respect to properties and related product categories.

Similarly, the Company’s business is not “substantially dependent” on any particular licensor, such as Microsoft, because the Company represents merchandise licensing rights to a wide variety of properties, and the loss of one or more properties and/or licensors would not affect or require the Company to fundamentally affect the nature or structure of the Company’s business operations. As with the Company’s licensees, the Company is continuously negotiating, entering into and modifying its relationships with licensors with respect to properties.

As a result of the constantly changing popularity of the Company’s properties and the fickle nature of consumer preferences, the relative significance of the Company’s licensees and related product categories to its business is difficult to predict and can and does change quickly and significantly with respect to any particular period.

Finally, the Company’s business is not “substantially dependent” on the purchase of advertising from any particular customer, as there is a diverse market of advertisers who purchase advertising time on children’s programming blocks such as the programming blocks operated by the Company. Based on its experience in the business, the Company expects that it would be able to sell to other advertisers any advertising time not purchased by any customer at the prevailing market rates for such advertising.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Notes to Consolidated Financial Statements

Note 9. Related Party, Page 17

3.

Comment: We note that, collectively, CUSA and Apex owed approximately $4.3 million of production and merchandising expenses to 4Kids Licensing at December 31, 2007 and that the amount increased to $6.2 million at September 30, 2008. We also note that you have reclassified approximately $2.6 million in related party amounts from accounts receivable to “other assets” at December 31, 2006. Please explain to us the reason for the reclassification. In addition, describe

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the original terms of these receivables, whether revenue was recognized in connection with these costs and, if so, how you evaluated whether such fees were fixed or determinable and/or collectible.

Response: As part of the agreement between 4Kids Licensing, and CUSA and Apex (CUSA and Apex are referred to herein collectively as the “Licensor”), the Company paid on behalf of the Licensor, an amount equal to 50% of the total production expenses. These expenses are determined based on third party billings and internal expenses associated with the creation of the applicable episodes. The payment was deemed to be an advance paid by the Company on behalf of the Licensor and the Company intended to recoup such advance from the Licensor’s share of property income under the agreement. The Company initially estimated that it would recoup the Licensor’s share of production expenses it had advanced from such property income during 2007. Based on Company’s revised projections, the Company believes these fees are collectable in the future and has reclassified the amount recoupable from short-term to long-term in 2007. Accordingly, the Company reclassified certain prior year amounts to conform to the 2007 presentation. Additionally, production and adaptation costs charged to the licensors of television rights to properties represented by the Company are included in net revenues and the corresponding costs are included in production service costs in the Company’s consolidated statements of operations.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Financial Position, page 33

4.	Comment: We note your disclosures relating to the auction rate securities (ARS) held within your investment portfolio. Please provide us with, and consider disclosing, the following information:

•	More specific detail regarding the maturity dates of the ARS and the underlying collateral;
•	The specific judgments and assumptions you used in determining the fair value of the ARS;
•	Information regarding the sensitivity of the measurements based on the assumptions used;
•	Specific details about the methodology and inputs used and how they have changed from prior periods; and
•

Specific factors you considered in determining whether the ARS were other-than-temporarily impaired in consideration of the length of the time and extent to which the market value has been less than the cost and the financial condition and near-term prospects of the issuers.

Response: The Company’s ARS investments consist of preferred shares with no maturity dates to ARS with maturity dates of up to 80 years. Of the $47 million in ARS held as of September 30, 2008, 3% mature within the next 20 years, 17% mature within the next 30 years, 15% mature through 2087 and the remaining 65% have no maturity date. The collateral underlying these securities consists primarily of commercial paper, but also include asset-backed and mortgage-backed securities, corporate debt, government holdings, money market funds and other ARS.

The Company estimates the fair values of the ARS quarterly based upon consideration of such factors as: issuer and insurer credit rating; comparable market data, if available; current market conditions; the credit quality of the ARS; the rate of interest received since the date the auctions began; yields of securities similar to the underlying ARS; and input from broker-dealers’

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statements provided by the investment bank through which the Company holds such securities. These considerations are used to determine a range of values for each security from moderate to highly conservative. The Company has based its evaluation on the mid-point of that range. Specifically, the Company considered the composition of the collateral supporting the ARS and the default probabilities of the collateral underlying the ARS in our overall valuation of each security. The Company has also researched the secondary market, and while such a market may be available, there is no guarantee that such a market will exist at any particular point in time. Additionally, the Company looked at the probabilities of default, probabilities of successful auctions and probabilities of earning the maximum (failed auction) rate for each period.

Due to the sensitivity of the methodologies and considerations used, the Company continually re-evaluates the ARS and although the valuation methodologies have remained consistent for each quarter in which these securities were valued, certain inputs may have changed. The changes in these inputs primarily relate to the changes in the economic environment and the market for such securities.

All of the ARS invested in by the Company have continued to pay interest according to their stated terms and substantially all of the ARS are rated “BBB” or above. Approximately $15 million or 24% of the ARS held by the Company as December 31, 2007 were redeemed for full value during the nine months ended September 30, 2008. Furthermore, these securities have penalty interest rates in effect, which should create incentive for the issuer to redeem these securities once the current liquidity problems in the credit market end. Since the Company has the ability and presently expects to hold these investments until recovery of their face value, which may not be prior to the maturity of the applicable security (to the extent such security has a specified maturity date) and based on consideration of all such factors, the Company did not consider these investments to be other-than-temporarily impaired as such term is defined in the accounting literature as of the filing date.